SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO

SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Stone Ridge Trust VII

Address of Principal Business Office:

510 Madison Avenue, 21st Floor

New York, NY 10022

Telephone Number: (855) 609-3680

Name and address of agent for service of process:

Stone Ridge Asset Management LLC

510 Madison Avenue, 21st Floor

New York, NY 10022

With copies to:

Elizabeth J. Reza

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [X] NO [ ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and State of New York on the 5th day of July, 2019.

Stone Ridge Trust VII

By: /s/ Anthony Zuco
Name: Anthony Zuco
Title: Treasurer and Principal Financial Officer

Attest: /s/ Lauren D. Macioce
Name: Lauren D. Macioce
Title: Initial Trustee, Secretary